COMMENTS RECEIVED ON 12/11/2025

FROM DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Fidelity Short Duration Fund

POST-EFFECTIVE AMENDMENT NO. 135 & 138

1.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we include an explanation of duration and an example of how it works in the prospectus.

R:

Because the term “short duration” is not subject to the specific requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended on September 20, 2023 (“Amended Names Rule”), we believe the current disclosure is consistent with SEC guidance regarding terms suggesting “portfolio wide characteristics” (Investment Company Names, Release No. IC-3500 (Adopting Release) at p. 43 44). As a result, we respectfully decline to add additional disclosure.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes the SAI references exposure to foreign and emerging markets, the Staff requests we add corresponding disclosure to the prospectus.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the current principal investment strategy and risks of investing in “securities of foreign issuers” are appropriately disclosed in the fund’s prospectus.

Attachment 1

Strategic Advisers Fidelity Short Duration Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee (fluctuates based on the fund's allocation among underlying funds and sub-advisers)	0.30% A, B
Distribution and/or Service (12b-1) fees	None
Other expenses	0.02% A
Acquired fund fees and expenses	0.06%
Total annual operating expenses	0.38%
Fee waiver and/or expense reimbursement	0.25% B
Total annual operating expenses after fee waiver and/or expense reimbursement	0.13%

ABased on estimated amounts for the current fiscal year.

BStrategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 0.55% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to 0.25% of the fund's average daily net assets. This arrangement will remain in effect through September 30, 2029, and neither Strategic Advisers nor any of its affiliates retain the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.

1 year	$13
3 years	$42